SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

February 28, 2018

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. complies with notifying you, as a Material Event, that in its session held on February 28th, 2018, Credicorp’s Board of Directors agreed unanimously on the following matters:

1)	To accept the resignation of Mr. Fernando Dasso, Credicorp’s Chief Financial Officer, and appoint Mr. Cesar Rios, who currently holds the position of Head of Financial Planning and Control at Banco de Credito del Peru (BCP), Credicorp’s largest subsidiary, as new Chief Financial Officer of Credicorp and BCP.

2)	To accept the retirement of Mr. Pedro Rubio, Head of Wholesale Banking at BCP, and appoint Mr. Diego Cavero, who currently holds the position of Head of Efficiency, Administration and Processes at BCP.

Mr. Cesar Rios has worked at Credicorp since 1993. He has a diverse experience in the organization and joined the organization as an Associate in Corporate Finance. In 1997, he was appointed as the CFO and COO of Banco Capital in Salvador, after Credicorp’s acquisition of that bank. In 2003, Mr. Rios re-joined BCP and has worked in strategic roles such as Head of Credit and Operational Risk within Risk Management, Head of Collection for Retail Banking, and Head of Corporate Strategic Projects. In 2013, he became Head of Financial Planning and Control at BCP. Mr. Rios holds a Bachelor’s degree in Engineering from Pontificia Universidad Catolica in Peru, and has an MBA from MIT -Sloan Fellows Programme in the United States.

Mr. Diego Cavero has worked at Credicorp since 1994. His extensive experience in the organization includes expertise in different strategic and business areas such as Corporate Banking, International Business, Cash Management Products and Services, Efficiency, Customer Service, Operations, Retail Banking and Procurement. Mr. Cavero has served in several executive positions such as Head of Corporate Banking which comprises the areas of Corporate Banking, International Businesses, Cash Management Services, and Leasing. He was also CEO of BCP Bolivia for almost four years. In the last five years he has lead from inception BCP’s Efficiency Programme. Furthermore, he has been a member of the Board of Directors at certain Credicorp’s subsidiaries mainly Credicorp Capital and BCP Bolivia. Mr. Cavero holds a Bachelor’s degree in Business Administration from Universidad de Lima, Peru, and an MBA from the University of Texas at Austin, in the United States.

These management changes are aimed at ensuring the continuation and proper execution of Credicorp’s strategies in the whole of the organization, and given the proven excellent track record of both, Mr. Rios and Mr. Cavero, we are confident they will contribute to Credicorp’s future results. All the aforementioned resolutions will be effective as from April 1st, 2018.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28th, 2018

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative